Barbara L. Borden

T: +1 858 550 6064

bordenbl@cooley.com

September 19, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Peet’s Coffee & Tea, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 9, 2012

Ladies and Gentlemen:

On behalf of Peet’s Coffee & Tea, Inc. (“Peet’s” or the “Company”) we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amended Proxy Statement”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on August 9, 2012 (the “Original Proxy Statement”). Set forth below are the Company’s responses to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated September 7, 2012 from H. Roger Schwall, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one courtesy copy of the Amended Proxy Statement and one courtesy copy of this letter to Mr. Schwall. In addition, we are delivering to Mr. Schwall one courtesy copy of the Amended Proxy Statement marked to show the changes made to the Original Proxy Statement.

Letter to Shareholders

1.	Please provide here, as well as in the Notice and Summary, an English translation for the phrase, “Besloten Vennootschap met beperkte aansprakelijkheid.”

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the English translation for the phrase noted above is “private company with limited liability.” The Company has revised the disclosure in the Notice, Summary and elsewhere in the Amended Proxy Statement where this phrase appears in accordance with the Staff’s comment.

2.	To the extent that any director will receive benefits of the type described in Item 5 of Schedule 14A, such as different employment arrangements or potential compensation upon termination, please identify the individuals and indicate that such directors may have conflicts of interest in making the recommendations which you provide in bold type here and elsewhere in the materials.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 19, 2012

Page Two

The Company respectfully acknowledges the Staff’s comment and has added disclosure with respect to individual non-executive directors of the Company on page 38 of the Amended Proxy Statement.

3.	Clarify the purpose for the advisory vote, particularly given its nonbinding nature.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 73 of the Amended Proxy Statement in accordance with the Staff’s comment.

The Merger, page 15

Background of the Merger, page 15

4.	In your discussion of the strategic talks that took place between December 2009 and June 2012, disclose the number of companies, besides JAB, with which you discussed a potential business combination. Also disclose whether any of the potential acquirers were private equity buyers.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages 16 and 17 of the Amended Proxy Statement in accordance with the Staff’s comment. In addition, the Company respectfully advises the Staff that none of the companies with which the Company discussed a potential business combination between December 2009 and June 2012 were private equity buyers.

5.	Disclose the extent of JAB’s relationship with Citigroup prior to your engagement of Citigroup as Peet’s financial advisor in July 2012, or explain to us why you do not discuss this information.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 18 of the Amended Proxy Statement in accordance with the Staff’s comment.

6.	Discuss the status of Peet’s “strategic initiative to enter the single serve market” during the pendency of the negotiations with JAB.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages 17, 18 and 19 of the Amended Proxy Statement to state that the principal near-term focus of the Company’s strategic initiative to enter the single serve coffee market is the negotiation of a contract with another company and that this negotiation continued throughout the pendency of the negotiations with JAB. The Company supplementally advises the Staff that this contract negotiation is ongoing and incomplete as of the date of this letter and, given its current status, may or may not result in execution of a definitive agreement. The Company respectfully suggests that the public disclosure of any further information about this ongoing negotiation would be highly prejudicial to the Company and is not necessary for the protection of investors.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 19, 2012

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7.	Explain further what factors contributed to your board’s finding the proposed price of $73.50 per share to be acceptable after finding the price of $72.50 to be “too low” (page 17) and after advising JAB that $72.50 per share was “not compelling.” Clarify whether there was any disagreement among members of Peet’s board about closing out the negotiations when the terms were accepted.

The Company respectfully advises the Staff that the first sentence of Comment 7 mischaracterizes both the facts and the disclosure in the Original Proxy Statement. At no time did the Company’s Board make a finding that JAB’s initial proposed price of $72.50 per share was “too low” (which phrase does not appear in the document), nor does the Original Proxy Statement refer to such a finding. To clarify the disclosure on this point, in the Amended Proxy Statement (page 18), the phrase “which was viewed to be low” has been relocated to make it clear that it relates to the likelihood of competing bids from other potential strategic acquirers rather than the proposed price.

What the Original Proxy Statement does state—accurately—is that the Board “determined that Peet’s response [to JAB’s initial indication of interest], for negotiating purposes, should be that $72.50 per share was not compelling . . .” (page 16, emphasis added), which response was communicated to JAB on June 26, 2012 (page 16) and reiterated on July 20, 2012 (page 18), in each case in the context of negotiations. The Company respectfully asserts that the Board’s negotiating position vis-à-vis JAB cannot reasonably be taken as an indication of its actual assessment of the proposed price, nor is it relevant to the Board’s later determination that a higher price was acceptable. More generally, the Company respectfully states that the material factors considered by its Board in approving the Merger Agreement are adequately described in the Original Proxy Statement.

With respect to the second sentence of Comment 7, the Company respectfully asserts that its directors’ unanimous approval of the Merger Agreement adequately evidences the absence of disagreement among members of the Board. Accordingly, other than the above-referenced clarification on page 18, the Company does not propose to revise the Original Proxy Statement in response to Comment 7.

8.	Disclose to what extent your board considered contemporaneous analyst ratings and estimates in its assessment of the fairness of JAB’s successive offers.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 21 of the Amended Proxy Statement in accordance with the Staff’s comment.

9.	Disclose precisely when JAB first indicated to Peet’s management that it proposed to retain company management to lead the successor company. If this topic was the subject of negotiations, please provide the particulars, including whether any of the affected individuals participated in the related discussions. Also consider whether it is correct to refer to “arm’s length negotiations” (page 21) in these circumstances, or revise accordingly.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 19, 2012

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The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages 19 of the Amended Proxy Statement in accordance with the Staff’s comment.

Reasons for the Merger and Recommendation of the Board of Directors, page 20

10.	Describe “the risks associated with executing on the single serve strategy” that your board considered.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages 22 and 25 of the Amended Proxy Statement in accordance with the Staff’s comment.

Certain Financial Projections, page 22

11.	Disclose when management prepared the financial projections given to Citigroup, Morgan Stanley and JAB, and disclose whether management ever updated the projections.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 24 of the Amended Proxy Statement in accordance with the Staff’s comment.

12.	Explain why you suggest that reliance “if any” should not be placed on this information.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 26 of the Amended Proxy Statement in accordance with the Staff’s comment.

Opinion of Citigroup Global Markets Inc., page 25

13.	Summarize all the material assumptions, procedures, matters considered, and any limitations on the scope, as required. See Item 1015(b)(6) of Regulation M-A.

The Company respectfully acknowledges the Staff’s comment and confirms that all the material assumptions, procedures, matters considered, and any limitations on the scope, as required, pursuant to Item 1015(b)(6) of Regulation M-A, have been disclosed.

14.	Please disclose, if true, that you do not currently plan to obtain an updated fairness opinion.

The Company respectfully acknowledges the Staff’s comment and confirms that it does not currently plan to obtain an updated fairness opinion. The Company believes that the current disclosure is consistent with the Company’s disclosure obligations and it respectfully disagrees that disclosure regarding plans to obtain an updated fairness opinion is required pursuant to applicable rules.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 19, 2012

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15.	If any data points or comparable companies or transactions were omitted from the disclosure or the presentation to the board, explain why or identify the omitted items in your revised disclosure. For example, if the advisor considered additional transactions which are not listed, explain why they were not included.

The Company respectfully advises the Staff that the advisor has confirmed to the Company that the advisor did not consider any data points or comparable companies or transactions that were omitted from the disclosure or presentation to the Board.

Selected Precedent Transactions Analysis, page 28

16.	With respect to the selected transactions listed on pages 29 and 30, please disclose whether any of the listed transactions was not consummated.

The Company respectfully advises the Staff that, based on publicly available information, all of the transactions listed have been consummated with the exception of Nestle’s acquisition of Pfizer’s Nutrition business, which was announced in April 2012 and is subject to customary closing conditions, including the receipt of regulatory approvals in certain jurisdictions. Based on publicly available information, the parties to the Nestle/Pfizer transaction expect this transaction to close in the first half of 2013.

Other Information, page 32

17.	Where you disclose on page 32 that Citigroup noted “premiums paid in selected transactions with firm values between $0.5 billion and $1.5 billion announced between January 1, 2006 to June 30, 2012,” clarify how those transactions were selected. For instance, clarify whether the transactions were in industries in which Peet’s operates.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 34 of the Amended Proxy Statement in accordance with the Staff’s comment.

Litigation Related to the Merger, page 43

18.	Please provide updated disclosure in this section to reflect any ongoing litigation and any settlements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure on pages 6, 7, 46 and 70 of the Amended Proxy Statement have been updated to reflect developments in the litigation subsequent to the filing of the Original Proxy Statement.

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The Company has authorized us to confirm on its behalf that it acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 19, 2012

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Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses and the related revisions to the Original Proxy Statement will be acceptable to the Staff. Please do not hesitate to call me at (858) 550-6064 or Kenneth Guernsey at (415) 693-2091 with any comments or questions regarding the Amended Proxy Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Barbara L. Borden

Barbara L. Borden

cc:	Isobel A. Jones, Esq. (Peet’s Coffee & Tea, Inc.)
Gian-Michele a Marca, Esq. (Cooley LLP)
Kenneth Guernsey, Esq. (Cooley LLP)
Rama Padmanabhan, Esq. (Cooley LLP)

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM